October 9, 2008

Via Fax No. (202) 772-9368
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE - Mail Stop 7010
Washington, D.C. 20549-7010
Attn:	Mr. Karl Hiller, Branch Chief Mr. Brad Skinner Ms. Joanna Lam

RE:	NTR Acquisition Co. File No. 001-33279

Dear Messrs. Hiller and Skinner and Ms. Lam:

Per our phone conversation this morning, please find attached a draft of the proposed language to be included in a second amendment to the Form 10-K for the year ended December 31, 2007. We would like to thank you for extending us the courtesy of reviewing the proposed language prior to filing our second amendment to Form 10-K.

Please do not hesitate to contact me at (212) 297-6251 with any comments you may have on this draft.

Most respectfully,

/s/ Mario E. Rodriguez
Mario E. Rodriguez
Chief Executive Officer

Attachments

cc: William E. Hantke, Principal Financial Officer

100 Mill Plain Road, Suite 320  |  Danbury, CT 06811  |  Tel: (203) 546-3437  |  Fax: (203) 546-3523

NTR ACQUISITION CO.
AMENDMENT NO. 1 TO FORM 10-K

Year Ended December 31, 2007

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to the Annual Report on Form 10-K (“Form 10-K”) of NTR Acquisition Co. (the “Company”) for the fiscal year ended December 31, 2007, previously filed on March 12, 2008 is being filed in order to revise management’s report of its assessment of our internal control over financial reporting in Item 9A(T) of Part II of Form 10-K. Upon further review and correspondence with the U.S. Securities and Exchange Commission, management has concluded that while we performed an assessment of the Company’s internal control over financial reporting as of December 31, 2007 and concluded that they were effective as of the time of our original filing, management failed to disclose the results of its conclusion in the original filing of Form 10-K. As a result, the failure to disclose management’s conclusion regarding the effectiveness of its internal controls renders the Company’s disclosure controls ineffective. While our management reiterates that our internal controls on financial reporting were effective at the time of the filing of Form 10-K, the disclosure controls and procedures were ineffective at that time. This deficiency has now been addressed. This Amendment No. 2 revises only Item 9A(T) of Part II and does not reflect events occurring after the filing of the Form 10-K or modify or update any disclosures that may have been affected by subsequent events. Consequently, all other information is unchanged and reflects the disclosures made at the time of the filing of the Form 10-K (which continues to speak as of the date thereof). Please read all of our filings with the Commission in conjunction with this Amendment No. 2.

As used in this Amendment No. 2, the terms “we,” “us” or “our” refer to NTR Acquisition Co.

PART II

Item 9A(T). Controls and Procedures

The certifications of the Company’s chief executive officer and principal financial officer attached as Exhibits 3 1 .1 and 31.2 to this Annual Report on Form 10-K include, in paragraph 4 of such certifications, information concerning the Company’s disclosure controls and procedures, and internal control over financial reporting. Such certifications should be read in conjunction with the information contained in this Item 9A(T) for a more complete understanding of the matters covered by such certifications.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2007, we, including our chief executive officer and our principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Our management concluded that our internal controls on financial reporting were effective. However, the disclosure controls and procedures were ineffective in so far as we omitted to disclose in this section the results of our evaluation of our internal controls on financial reporting. Based on further review and correspondence with the U.S. Securities and Exchange Commission, our chief executive officer and principal financial officer have concluded that our disclosure controls and procedures were (i) effective in timely alerting management, including the chief executive officer, of material information about the Company required to be included in periodic SEC filings, (ii) designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, (iii) are further designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions as appropriate to allow timely decisions regarding required disclosure, and (iv) ineffective in ensuring that all information that is required to be disclosed is properly disclosed in all applicable sections in our filings. We have since reviewed and revised our disclosure controls to ensure compliance with all disclosure requirements.